Mail Stop 4561

January 24, 2007

Jon H. Peterson
Chief Financial Officer
Merisel, Inc.
127 W. 30th Street, 5th Floor
New York, NY 10001
(212) 594-4800

> **Re: Merisel, Inc. (File No. 000-17156)**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Quarterly Period Ended September 30, 2006**

Dear Mr. Peterson,

We have reviewed the above referenced filings and your response letter dated January 16, 2007, and we have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

1.   Your response to comment number 1 in your letter dated January 16, 2007 indicates that you believe that the four revenue recognition criteria are met when

the production process is complete and the goods have been shipped. Please clarify the following:

- Further explain how you meet the delivery criterion when the goods are shipped and why you believe that this is the point in time that the customer has realized the value of the final product. As part of your response, identify the shipping terms of your arrangements. Please indicate whether the "purchase order" specifies the shipment date or the date the customers wants to receive the product.

- Your response to comment number 2 in your letter dated January 16, 2007 indicates that the invoice date and terms have no impact on the timing of revenue recognition. Tell us why the invoice is not mailed when the product is shipped since the sales price is fixed. Explain why final approval by the account manager is necessary for a product that has already been shipped. Is the purchase order executed by both parties prior to the product shipment? That is, do you have persuasive evidence of an agreement even though the account manager's final approval has yet to be obtained? In addition, further explain how you determine that collectibility is reasonably assured upon product shipment. As part of your response, tell us how you consider that the final invoice has yet to be sent in determining collectibility. That is, does the company have the contractual right to bill for the product upon shipment?

Note 4. Intangibles

2. We note your response to comment number 3 in your letter dated January 16, 2007. Further explain why you believe the CE trademark has an indefinite useful life. In this regard, please address the following:

- Your response indicates that you intend to continuously renew the trademark. Tell us whether you also have evidence to support your ability to renew. Refer to paragraph 11(d) of SFAS 142.

- Tell us how you considered your history of customer relationships with an average life of eight years in determining that the trademark has an indefinite life.

- Your response indicates that you valued the trademark in purchase accounting based on the income approach. Tell us the period of time over which income was assumed in this valuation. Explain why you do not believe this period represents the period over which the trademark is expected to contribute directly or indirectly to future cash flows.

- In determining that the CE trademark had an indefinite useful life, explain how you considered that your industry is currently transitioning from the traditional business of conventional wet film processing to digital technology and there are lower barriers to entry that will permit increased competition (as noted from your response to comment number 4 in your letter dated January 16, 2007). Refer to paragraph 11(e) of SFAS 142.

Note 8. Income Taxes

3. The response to comment number 4 in your letter dated January 16, 2007 identifies the negative and positive evidence you considered in concluding that a full valuation allowance was necessary. Tell us how you weighted this evidence in your analysis. In this regard, paragraph 25 of SFAS 109 states that the weight should be commensurate with the extent to which the evidence can be objectively verified. Based on the information provided in your response, it appears that CE's history of increasing pre-tax income is more objectively verifiable than the risks you identified related to the 2005 acquisitions and the competition in the graphics services industry. Your response should also consider that your pro forma financial statements (see your Form 8-K filed on June 26, 2006), which present the effects of your business combinations, shows pre-tax income in each period reported. Furthermore, while the risks you identify may have existed at the acquisition date to some degree, it appears that you should have had some clarity into these risks by year end. Your response should separately address your assessment as of the acquisition date and as of year end. Additionally, please reconcile the statement that taxable income from digital technology will be tempered in the short-term by competitive factors with your statement in response to comment number 3 that indicates that CE is well-positioned to exploit new emerging technologies.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Melissa Walsh at 202-551-3224 or me at 202-551-3488 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief